[Letterhead of MEI Pharma, Inc.]

November 19, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan
Austin Stephenson

Re:	MEI Pharma, Inc.
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
Filed November 12, 2013
File No. 333-179590

Ladies and Gentlemen:

This letter is being filed in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by letter dated November 18, 2013, to Daniel P. Gold, Ph.D., President and Chief Executive Officer of MEI Pharma, Inc. (the “Company”), with respect to the above-referenced registration statement on Form S-3.

This letter recites the Staff’s comment and then provides the Company’s response to that comment.

1.	Please amend your registration statement to incorporate by reference the Form 10-Q filed on November 8, 2013.

Response:

Concurrently with this letter, the Company is filing an amendment to its registration statement that incorporates by reference the Form 10-Q filed on November 8, 2013.

* * * * *

If you have any questions concerning the above response, please contact the undersigned at (858) 792-0865 or Thomas M. Zech at (858) 369-7111.

Sincerely,

MEI PHARMA, INC.

By:	/s/ Daniel P. Gold
Daniel P. Gold
President and Chief Executive Officer

Securities and Exchange Commission

November 19, 2013

cc:	Steven A. Navarro

Finnbarr D. Murphy

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178